Filed by Falconbridge Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 333-129218

Falconbridge Limited
internal announcement

December 8, 2005

INCO ANNOUNCES EXTENSION OF ITS OFFER FOR FALCONBRIDGE LIMITED

Inco Limited announced today they have extended their offer to acquire all of the common shares of Falconbridge Limited to January 27, 2006. The extension allows for completion of reviews by regulatory authorities.

Based on projected timetables, Inco determined that necessary regulatory clearances would not be obtained by regulatory approvals in Canada, the U.S. and Europe by the original December 23, 2005 expiration date.

Both Inco and Falconbridge are continuing to work with regulatory authorities in their review of the pending acquisition. We will keep you informed of developments as the process continues.

Important Legal Information
This communication is being made in respect of the share exchange takeover bid by Inco Limited for common shares of Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form F-8 containing a share exchange take-over bid circular. Inco, if required, will file other documents regarding the transaction with the SEC. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents filed with the SEC free of charge at the SEC's website (www.sec.gov). Canadian investors will also be able to obtain information filed in respect of this bid at www.sedar.com.